July 27, 2018

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaTrust LLC
Draft Offering Statement on Form 1-A
Submitted June 11, 2018
CIK No. 0001741687

Ladies and Gentlemen:

This letter sets forth the responses of LunaTrust LLC, a Delaware limited liability company (the “Company,” “LunaTrust” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2018 (the “Comment Letter”) concerning the Company’s draft offering statement on Form 1-A. In conjunction with this letter, the Company is submitting an amended draft offering statement on Form 1-A (the “Offering Statement”) to the Commission. For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Part I

Item 3. Application of Rule 262, page v

1. We note you checked the box that “bad actor” disclosure under Rule 262(d) is provided in Part II of the offering statement; however, no such disclosure has been provided. Please provide such disclosure or advise.

Response: The box indicating that “bad actor” disclosure under Rule 262(d) is provided in Part II of the Offering Statement should not have been checked. Such box is not checked in the amended Offering Statement.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings page v.

2. We note that your aggregate offering price appears to be $50,050,000 based on the number of common limited liability company interests offered and the price per unit. Revise the number of securities offered or the price per security such that the disclosure regarding the portion of the aggregate offering price attributable to securities being offered is correct.

Response: We have revised and reduced the number of securities offered. The aggregate offering price attributable to securities being offered does not exceed $50,000,000.

3. We note your securities will not be offered for cash. Revise your offering circular to disclose how the aggregate offering price will be based on the value of the member data provided as consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Also disclose how your valuations of the member data provided as non-cash consideration will be reasonable at the time made. In addition, refer to the Note to Paragraph (A) of Rule 251 of Regulation A and provide us with your analysis as to how your offering falls within the scope of the exemption provided by that rule. Also provide us with your analysis as to how you intend to comply with Rule 251(d)(2)(i)(C) and include disclosure as appropriate. In each analysis you provide in response to this comment, cite any authority on which you rely.

Response: We are not aware of any bona fide sales of the limited and revocable rights we will acquire for any of the Member Data types indicated on the cover page. We have added disclosure to the cover page and beginning at page 41 to the Offering Statement describing the accepted standards we used to value each data type.

We intend to comply with Rule 251(d)(2)(i)(C) by verifying that, for prospective investors who are not accredited investors, the aggregate purchase price to be paid by him or her for the shares is no more than ten percent (10%) of the greater of his or her annual income or net worth (determined as provided in Rule 501 (§ 230.501)), using the purchase price determined based on the value of the member data he or she is contributing. As authorized by Rule 251(d)(2)(i)(D), we intend to rely on the representations of the prospective investor regarding when determining his or her annual income or net worth, unless we know at the time of the transaction that the representation is untrue. The Offering Statement includes this disclosure on the cover page.

Part II

Preliminary Offering Circular, page 1

4. Throughout your offering circular where you discuss the declaration of distributions, such as on page 12, revise to make clear that distributions may never be declared and that such distributions are in the sole discretion of your manager. Furthermore, in an appropriate section of your offering circular, disclose the methodology by which the funds available for distributions will be determined.

Response: We have revised the Offering Statement at pages 2, 13, 37, 42, and 43 to clarify that distributions may never be declared and that any distributions are effectively in the sole discretion of the Manager, as the Manager may unilaterally amend the terms of our operating agreement and the management agreement. We have also included disclosure discussing the methodology by which the funds available for distributions will be determined under the heading “Our Limited Liability Company Operating Agreement— Distributions and Dividends” beginning on page 43.

5. In each instance where you discuss the terms of your operating agreement, management agreement or license agreement, please include disclosure that such terms may be changed unilaterally by your manager. Moreover, where you discuss your manager’s discretion not to effectuate a distribution in the event the distribution is less than a certain amount, please clarify whether the manager has the discretion to not effectuate a distribution at all under your current operating agreement or by unilateral amendment to your operating agreement. Also, tell us whether your manager can unilaterally waive or change the provisions in section 6.8 of your operating agreement.

Response: In each portion of the Offering Statement in which we discuss the terms of our operating agreement, management agreement or license agreement, we have included disclosure that such terms may effectively be changed unilaterally by the Manager. We have also specifically disclosed that the Manager has the discretion to reduce or eliminate some or all distributions by unilaterally amending our operating agreement. We have amended and restated our operating agreement to provide that the Manager may not amend the provisions of section 6.8 without the affirmative consent of each member adversely affected by the amendment, and we have filed the amended and restated operating agreement with the Offering Statement.

6. We note your disclosure, such as on page 12, that the manager is “generally, but not always” required to provide advance notice to members of unilateral modification to the operating agreement or management agreement (including the Database IP license terms contained therein). In an appropriate location, disclose the circumstances under which your manager is not required to provide advance notice of such modifications.

Response: We have added disclosure regarding the circumstances under which the Manager is not required to provide advance notice of unilateral modification to the Operating Agreement or Management Agreement (including the Database IP license terms contained therein) in “Our Limited Liability Company Operating Agreement—Unilateral Modification” beginning on page 46 and “Our Management Agreement— Amendment, Modification, or Waiver” beginning on page 49 of the Offering Statement.

7. In an appropriate section of your offering circular, discuss the material terms of any required compliance with the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended, and any other material federal, state or local regulations, including how your business and database will comply with those rules and regulations, how the blockchain aspects of your database will comply with those rules and regulations, the anticipated costs associated with such compliance, and the risks and consequences of non-compliance.

Response: We have added disclosure concerning HIPAA under the heading “Privacy Policy—Health Insurance Portability and Accountability Act of 1996 (HIPAA)” on page 28 of the Offering Statement and concerning other health care data regulatory compliance and the risks and consequences of non-compliance at “Risk Factors—Risks Related to the Company—Failure to comply with federal, state and local laws and regulations or our contractual obligations relating to data privacy, protection and security of Member Data, and civil liabilities relating to breaches of privacy and security of Member Data, could, damage our reputation and harm our business” on page 11 of the Offering Statement. Supplementally, we note that we will store the Member Data in a conventional SQL database rather than in a distributed ledger, and hence the blockchain component of our business plan will not affect our compliance with any health or medical privacy laws. Please also see our response to Comment 18.

Preliminary Offering Circular Cover Page, page 1

8. Disclose on your cover page that the securities you are offering will not have any voting, consent or management rights relating to the management and operation of the company, except to appoint a liquidator upon the dissolution of the company if you do not have a manager at that time, that the holders of your securities will not be entitled to the profits that you or your manager derive from the database or your respective businesses and will only be entitled to receive dividends or distributions, if any, as and when determined by the manager, will be transferable only under limited circumstances and will have extremely limited rights and remedies due to your governance provisions, including the elimination of your manager’s fiduciary duties to your security holders. Given these limited rights and remedies, avoid referring throughout your filing to the securities you are offering as “shares” or “common shares.”

Response: We have added disclosure responsive to this comment on the cover page of the Offering Statement. We have also removed all usages of the term “common shares” from the Offering Statement.

Per comment 24, we have added disclosure regarding the material differences between the shares we are offering and typical common stock. We believe that the term “shares” appropriately describes the securities we are offering, as each of these securities entitles the holder to an equal share of our profits. (E.g., Investopedia states “Shares are units of ownership interest in a corporation or financial asset that provide for an equal distribution in any profits, if any are declared, in the form of dividends. . . .”, available at https://www.investopedia.com/terms/s/shares.asp (last accessed July 26, 2018).)

9. In an appropriate location in your offering circular, disclose how you determined the number of securities to be issued for each type of member data provided and how you determined the estimated fair market value of such data.

Response: We have added disclosure regarding how we determined the number of securities to be issued for each type of member data provided and how we determined the estimated fair market value for the divers categories of Member Data under the heading “Securities Being Offered—Value of Consideration” beginning on page 41 of the Offering Statement.

10. It does not appear your disclosed website is operable. Please advise or revise.

Response: We advise the Staff that at the current time the LunaTrust website is not operable to the public as we are in confidential registration with the Commission. We intend to launch public access to the LunaTrust website in connection with the qualification of the Offering Statement, as the website will offer and sell the shares. We will provide the current development version of the website to the SEC staff supplementally upon request.

Summary of Information in Offering Circular, page 4

11. Provide a summary of the material risks to members who provide their data to you. We note some examples in various locations in your filing such as revelation of surname, non-paternity and of various hereditary diseases and traits, and that such data could be released into the public domain unintentionally.

Response: We have provided a summary of the material risks to members who provide their data to us in the “Summary of Information in Offering Circular” under the heading “Risk Factors” at page 5 of the Offering Statement.

12. Disclose what consideration would be paid to members if their interests were redeemed.

Response: A member is allowed to redeem his or her shares at any time, at which point he or she may elect to revoke his or her purchaser consent provided in connection with purchase of those shares. We have disclosed at page 6 of the Offering Statement that no consideration will be paid to a member if his or her shares are redeemed.

Risk Factors, page 7

13. We note your disclosure on page 44 regarding mandatory arbitration, class action waiver, exclusive forum, and fee shifting provisions in your operating agreement. We also note the waiver of liability provision in section 4.4(a) of your operating agreement. Please add risk factor disclosure to address the specific material risks to your members from each of these provisions and the similar provisions contained in your management agreement.

Response: We have added risk factor disclosure at page 14 of the Offering Statement to address the specific material risks to our members from the provisions noted in this comment and the similar provisions contained in our management agreement.

Our business is subject to complex and evolving U.S. and foreign laws..., page 8

14. If you will be subject to the European General Data Protection Regulation (GDPR) that took effect in May 2018, expand your risk factor disclosure as appropriate. If you will not market to European-based customers, disclose how this will limit your ability to market to global pharmaceutical and life sciences companies.

Response: At this time, the Company can accept only members who are residents of the United States. We plan to accept European Union members in the future, subject to compliance with appropriate European laws and regulations. We have added risk factor disclosure at page 8 of the Offering Statement to the effect that GDPR may apply to us in the future and at page 28 of the Offering Statement concerning our readiness for GDPR.

Our Manager may have conflicts of interest..., page 13

15. We note public announcements regarding your manager’s Luna Coin project. If that project is still active, update your disclosure as appropriate. If that project would compete with your planned business operations, expand your risk factor disclosure to discuss the potential conflicts of interest, including the risk of competing with your manager.

Response: While the Manager in the past anticipated and continues to consider issuing a “Luna Coin,” the Manager has no current plans to do so. Among other things, the Manager does not know (a) if or when it may create a “Luna Coin”, (b) what the material terms of a “Luna Coin” may be, including whether or not the “Luna Coin” would be a security under the SEC’s evolving views and guidance on crypto-currencies, crypto-tokens and related products, or (c) whether a “Luna Coin” would be in any way related or supplemental to, or competitive with, our business or, if so, the materiality thereof. Given these unknowns, combined with the ability of members to redeem their shares and withdraw our continuing right to use their data any time should the Manager issue a Luna Coin (or at any other time or for any other reason), we believe a potential issuance of a “Luna Coin” is not material to our potential investors and any reference in the Offering Statement to a potential digital asset could cause investor confusion.

Our Operating Agreement eliminates our Manager’s fiduciary duties to our members, page 13

16. Expand your risk factor disclosure to address the lack of securityholders’ ability to seek accountability for wrongdoing given the elimination of fiduciary duties, governance provisions, and the unilateral discretion of your manager.

Response: We have added additional risk factors at page 15 of the Offering Statement to address the lack of securityholders’ ability to seek redress for wrongdoing given the elimination of fiduciary duties, governance provisions, and the unilateral discretion of the Manager.

Description of Business, page 16

17. Clarify how you will create a longitudinal database if members do not continue to contribute personal data. Include appropriate risk factor disclosure.

Response: We have added a risk factor at page 9 of the Offering Statement concerning the need for members to recurrently provides us with data in order to create a longitudinal database as we intend.

18. We note that paragraph 2 of your management agreement indicates the database managed by your manager will be “designed to have key functions powered by the blockchain.” Please explain how you intend to incorporate blockchain technology into your database and how the technology will work. Include an outline of the stages of development for the blockchain technology solution for your database and where your manager is in each stage, including associated milestones, timeframes, and costs. Also, provide balanced disclosure regarding the potential risks and benefits of the technology.

Response: We do not intend to use any blockchain technology in connection with any Member Data or our Member Data database. We do, however, intend to use blockchain technology as a distributed and tamper-evident ledger to the extent disclosed in the Offering Statement under the heading “Description of Business—Our Solution—Blockchain Technology” beginning on page 27. We intend to deploy the blockchain technology for our intended application using off-the-shelf third party tools from reputable vendors. Given the limited scope of our intended usage of blockchain technology, the modest efforts we anticipate to be necessary to implement the technology, the early stage of our development plans and our current ability to collect and manage the same information solely using conventional database technology (albeit with less transparency to our members), we do not believe that an outline of the stages of its development or the Manager’s progress is in each stage is material to potential investors in our shares. Accordingly, we have not included disclosure regarding these items. As noted in our blockchain disclosure, we intend to use a blockchain to provide additional transparency to our members. Given that we plan for our blockchain not to contain any sensitive data, we believe the risks associated with this aspect of our business plan are relatively modest; nonetheless, we have added a risk factor at page 11 of the Offering Statement to disclose potential risks of this technology, including the risk that we may not implement this technology.

19. Please discuss government regulations of your blockchain technology solution for your database, if material. Provide appropriate risk factor disclosure, if applicable. Also, please tell us whether your blockchain technology solution will involve holding or trading digital assets or cryptocurrencies.

Response: As noted in our response to Comment 18 above, we do not intend to use any blockchain technology for our Member Data. We do not believe our the limited categories of information that would be stored in a blockchain would entail any additional material risks to our potential investors because the associated user identities will be masked and only accessible if our primary, conventional user database is compromised, for which we have already included a risk factor.

Additionally, as noted in our response to Comment 15, neither we nor the Manager has any current plans to issue crypto-currencies nor do we or the Manager know what the terms would be if we or the Manager elected to issue crypto-currencies in the future (including whether or not such crypto-currencies would utilize a blockchain or, if so, how they would do so).

20. We note you have organized your business as a limited liability company with a public benefit corporation as your manager that will own the intellectual property to your database with your members holding limited liability company interests. Please revise to disclose why you have chosen this structure and the material advantages and disadvantages of this structure as compared to structuring your company as a typical corporation that offers common stock to its investors.

Response: We added disclosure at page 18 of the Offering Statement discussing the reasons for choosing our organizational structure. Per comment 24, we have added disclosure regarding the material differences between the shares we are offering and typical common stock which describes the advantages and disadvantages to investors of our governance structure.

21. To the extent you, or your manager, are affiliated with digital asset-related businesses, please disclose such affiliations. Also, tell us how Luna Coin relates to your business and how your manager plans to use Luna Coin for its business operations. Include in your response the costs to your manager of creating Luna Coin, the material risks your manager faces in implementing it, and how you expect your manager’s token generation to impact your planned operations. Also, explain how your manager intends to comply with the registration and other requirements of the federal securities laws.

Response: We advise you that neither our company nor the Manager has any affiliation with any digital asset related business that is material to potential investors.

Please see our response to Comment 15, which is incorporated into this response by reference. Due to the Manager’s significant uncertainly whether or not a “Luna Coin” would ever be issued, what its material terms would be if issued, or how it would relate, if at all, to our business or operations, we cannot provide good faith estimates as to costs to the Manager of creating a “Luna Coin,” the material risks our Manager would face in implementing it, or how we expect the Manager’s potential issuance of a “Luna Coin” to impact our planned operations. We further believe, as noted in our response to Comment 15, that given this fundamental uncertainty, these matters are not material to potential investors and any disclosure relating to a potential digital asset could cause investor confusion.

Supplementally, we advise you that if the Manager elects to issue a “Luna Coin” or other digital asset or token, and if such digital asset or token would be a security at the time of issuance as defined under the Securities Act of 1933, as amended, the SEC’s rules and regulations promulgated thereunder or applicable judicial interpretations thereof, our Manager intends either to register the offering or to offer the “Luna Coin” under an available exemption from registration.

22. We note your disclosure that large amounts of genomic and other data are already freely available from public databases which you disclose have been of little interest to the pharmaceutical industry due in part to the “high variation in data quality.” We also note your disclosure on page 24 that your database inputs will include self-reported genomic and phenotypic data, and medical data and DTC testing product data files which will be self-reported and originally sourced from third parties. Clarify how you will validate these inputs into your database and how you will control the variation in your data quality given that it is self-reported or made available from third parties. Also, disclose the risks to your business and the value proposition of your database if your inputs do not prove reliable.

Response: We have provided additional disclosure at page 25 of the Offering Statement concerning how we will validate inputs into our database and at page 25 of the Offering Statement how we will control the variation in our data quality. We have also added appropriate risk factor disclosure at page 10 of the Offering Statement to discuss the risks if our inputs do not prove to be reliable.

Compensation of Our Manager, page 31

23. We note your disclosure on page 24 that you, your manager, and your members may receive compensation from research sponsors for identifying potential members for targeted research. Clarify in this section how that compensation will be determined and divided among the various parties.

Response: We have clarified on page 26 of the Offering Statement and on page 33 in the “Compensation of Our Manager” section how compensation from research sponsors will be determined and divided among the various parties.

Securities Being Offered, page 35

24. Disclose the material differences between the securities being offered and typical common stock.

Response: We have added disclosure at pages 37 of the Offering Statement the material differences between the securities being offered and typical common stock.

Arbitration; Governing Law; Class Actions, page 44

25. Disclose in this section the waiver of liability provision in section 4.4(a) of your operating agreement and then disclose how each provision described in this section may materially impact the rights of holders. To the extent that any of these provisions would apply to any claims under the federal securities laws or the rules and regulations thereunder, revise your disclosure to affirmatively state (in both the disclosure and in the related exhibit) that by agreeing to these provisions, investors will not be deemed to have waived the manager’s or the company’s compliance with any federal securities laws or the rules and regulations thereunder. In addition, address any question under applicable state law as to the enforceability of any of the provisions described in this section and, to the extent the transfer of any security is required by law, address whether these provisions would apply to transferees.

Response: We have disclosed at page 47 of the Offering Statement the waiver of liability provision in section 4.4(a) of our operating agreement and we have revised our disclose and added risk factors at page 15 of the Offering Statement explaining how these provisions may materially impact the rights of holders. We have revised Section 4.4(a) of our operating agreement to state that the waiver of liability does not apply to claims our apply to any claims members may have under United States securities laws or the rules and regulations thereunder with respect to the Manager’s or our compliance with any such United States securities laws or the rules and regulations thereunder. The disclosures in the Offering Statement concerning the waiver in section 4.4(a) indicate that exception. We have filed the amended and restated operating agreement with the Offering Statement.

We also added disclosure at page 49 of the Offering Statement concerning the limitation of liability provisions in our management agreement to state that by our company agreeing to these provisions, investors will not be deemed to have waived the Manager’s or our company’s compliance with any federal securities laws or the rules and regulations thereunder. We note that while section 4.4(a) of our operating agreement applies to the maximum extent permitted by the Delaware Limited Liability Company Act, we do not believe there to be any material question under such act as to the enforceability of this section as written and we therefore have not qualified the disclosure to suggest that investors may not be bound to these limitations as written. We have noted at page 48 of the Offering Statement that to the extent that the transfer of any security is required by law, these provisions would apply to transferees.

Our Management Agreement, page 45

26. Disclose the waiver of liability provision in section 9, the mandatory arbitration provision in section 16.2, the exclusive forum provision in section 16.7, and the fee shifting provision in section 16.8. Also, disclose how you would initiate claims against the manager to enforce any terms of the agreement given that the manager controls you and you have no officers or directors.

Response: We have added disclosure at pages 49 of the Offering Statement to disclose the provisions referenced in this comment. We have also disclosed at page 49 of the Offering Statement to the effect that it is unlikely that the Manager would cause our company to initiate claims against the Manager to enforce the terms of the Management Agreement and that members’ recourse is generally limited to exercising the right to redeem their shares and withdraw their consent for us to use their Member Data.

Index to Financial Statements of LunaTrust, LLC, page F-1

27. Please tell us why you only presented an opening audited balance sheet and how this presentation complies with Part F/S(b)(4) of Form 1-A as specified by Part F/S(c)(1).

Response: We believe our presentation of an inception audited balance and notes thereto complies with the financial statement requirements of Part F/S(b)(4) of Form 1-A as specified by Part F/S(c)(1). The inclusion of a balance sheet dated as of the inception date is consistent with Part F/S(b)(3)(D) in that the filing is made during the period between inception (April 23, 2018) and three months after reaching the annual balance sheet date for the first time (which will be March 31, 2019). The date of the balance sheet (April 23, 2018) is within nine months of filing. The date of the balance sheet then determines which periods the statements of comprehensive income, cash flows and changes in stockholders’ equity must cover. Part F/S(b)(4) defines the periods for statements of comprehensive income, cash flows and changes in stockholders’ equity as “each of the two fiscal years preceding the date of the most recent balance sheet being filed or such shorter period as the issuer has been in existence.” For an entity that was not in existence prior to the balance sheet date, the shorter period is zero time and statements of comprehensive income, cash flows and changes in stockholders’ equity are therefore not required or possible to prepare.

28. We note that the manager is not entitled to reimbursement for operational expenses paid by the manager if such expenses would have been accrued by you under generally accepted accounting principles on or before March 31, 2020. Please tell us how you intend to account and reflect within your financial statements the expenses paid on your behalf by the manager. Refer to the guidance in SAB Topic 5T.

Response: Currently, the Manager is the sole member of LunaTrust. In accordance with our operating agreement, the Manager will automatically resign as, and cease to be, a member upon any other person being admitted as a member of the Company. Accordingly, we intend to account for the operational expenses paid on our behalf by the Manager while the Manager is the sole member as expenses of LunaTrust with a corresponding credit to paid in capital, in accordance with the guidance in SAB Topic 5T. Once an investor becomes a member, the sole relationship between our company and the Manager will be the contractual services relationship that exists pursuant to the operating agreement and the management agreement and the manager provisions of the Delaware Limited Liability Company Act (Chapter 18 of Title 6 of the Delaware Code), and we do not believe that the guidance in SAB Topic 5T would continue to apply. Accordingly, the Company plans not to record as expenses of the Company those expenses that the Manager bears after the Manager is no longer a member and for which the Manager does not have a contractual right of reimbursement. Our management agreement has been amended and restated to revise the description of expenses for which the Manager is not entitled to be reimbursed to those that are, or would be but for the applicable provisions of the management agreement, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. We have filed the amended and restated operating agreement with the Offering Statement.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Robert Kain
Robert Kain
Chief Executive Officer

cc:	John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP